[LETTERHEAD OF WARNER MUSIC GROUP CORP.]

March 6, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

SUPPLEMENTAL LETTER TO

THE REGISTRATION STATEMENT ON FORM S-4 OF

WARNER MUSIC GROUP CORP. AND WMG ACQUISITION CORP.

Ladies and Gentlemen:

1. Warner Music Group Corp. (“Warner”) and WMG Acquisition Corp. (the “Issuer”) are registering the exchange offer (the “Registered Exchange Offer”) described in the Registration Statement on Form S-4 (Registration No. 333-179167) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $765.0 million aggregate principal amount of the Issuer’s 11.50% Senior Notes due 2018 (the “New Notes”), which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will be offered in exchange for an equal principal amount of the Issuer’s issued and outstanding 11.50% Senior Notes due 2018 (the “Old Notes”). The Old Notes are, and the New Notes will be, fully and unconditionally guaranteed, on a senior unsecured basis by Warner and, jointly and severally, on a senior unsecured basis by the subsidiaries of the Issuer specified in the Registration Statement (together with Warner and the Issuer, the “Registrants”). The New Notes are being registered in reliance on the position of the staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley and Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

2. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of Warner’s information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the securities in exchange for securities acquired directly from the Registrants for its own account; (ii) is acquiring the securities in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer. In this regard, Warner and the Issuer will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that if such person is participating in the Registered Exchange Offer for the purpose of distributing the securities to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon

Capital Holdings Corporation (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless made pursuant to an exemption from such requirements. Warner and the Issuer acknowledge that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3. Warner and the Issuer will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions and (ii) by executing the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act, and that the Issuer will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the exchange offeree is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, it represents that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Very truly yours,

WARNER MUSIC GROUP CORP.

By:	/s/ Trent Tappe
Name: Trent Tappe
Title: Senior Vice President - Chief Corporate Governance and Securities Counsel

WMG ACQUISITION CORP.

By:	/s/ Trent Tappe
Name: Trent Tappe
Title: Senior Vice President - Chief Corporate Governance and Securities Counsel